As filed with the Securities and Exchange Commission on June 4, 2001
                                                      Registration No. 333-46882
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                        Post-Effective Amendment No. 2 to
                              FORM S-1 on FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                              Pathmark Stores, Inc.
             (Exact name of registrant as specified in its charter)
               Delaware                                         22-2879612
    (State or other jurisdiction of                          (I.R.S. Employer
    incorporation or organization)                        Identification Number)

                                 --------------

                                200 Milik Street
                           Carteret, New Jersey 07008
                                 (732) 499-3000
          (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                 --------------

                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                              Pathmark Stores, Inc.
                                200 Milik Street
                           Carteret, New Jersey 07008
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 With a copy to:
                             John D. Morrison, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                 --------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

==========================================================================================================================

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
                                                                 Proposed Maximum   Proposed Maximum
                                                Amount to be      Offering Price        Aggregate          Amount of
                                                 Registered         Per Unit(1)     Offering Price(1)   Registration Fee
--------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share          14,764,958(2)        $20.23          $ 298,695,100         $ 65,291(3)
Warrants to purchase Common Stock                 2,539,842           $11.33          $  28,776,410(4)      $  7,597
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated for the sole purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. There is no established trading market for Securities of these classes.

(2)  Includes 2,539,842 shares issuable upon exercise of the Warrants.

(3) Pursuant to Rule 457(g), no additional registration fee is required for the 2,539,842 shares of Common Stock issuable upon exercise of the Warrants being offered pursuant hereto. The registration fee was paid with the Registration Statement filed on Form S-1 on September 28, 2000.

(4) Based on the price at which the Warrants may be exercised pursuant to Rule 457(g).

                                 --------------

The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                              PATHMARK STORES, INC.

                        14,764,958 SHARES OF COMMON STOCK
                         2,539,842 WARRANTS TO PURCHASE
                                  COMMON STOCK

         This prospectus relates to (1) 14,764,958 shares of our Common Stock and (2) 2,539,842 Warrants to purchase shares of our Common Stock, in each case which our principal shareholders, investment funds and investment trusts affiliated with Fidelity Management and Research Company (collectively, "Fidelity"), may offer and sell from time to time in one or more issuances. The Common Stock and the Warrants are collectively referred to in this prospectus as the "Securities."

         Each Warrant entitles its holder to purchase one share of Common Stock at the exercise price of $22.31 per share (the Exercise Price"), as adjusted in accordance with the Warrant Agreement. Holders may exercise their Warrants at any time up to the expiration date on September 19, 2010.

         Fidelity may offer the Securities for sale from time to time, through public or private transactions, in amounts and on terms to be determined by market conditions at the time of the offering. Fidelity obtained its Securities in connection with our plan of reorganization. Fidelity will receive all the net proceeds from the sale of Securities. We will be responsible for paying all expenses relating to the offer and sale of the Securities other than commissions and discounts.

         Our shares have been approved for quotation on the Nasdaq National Market under the trading symbol "PTMK."

         INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SECURITIES.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                 --------------



                   The date of this prospectus is May 31, 2001

                                TABLE OF CONTENTS

                                                                            Page
ABOUT THIS PROSPECTUS..........................................................1
WHERE YOU CAN FIND MORE INFORMATION............................................1
INCORPORATION BY REFERENCE.....................................................1
FORWARD-LOOKING STATEMENTS.....................................................1
THE COMPANY....................................................................2
RISK FACTORS...................................................................3
USE OF PROCEEDS................................................................4
DESCRIPTION OF CAPITAL STOCK...................................................4
DESCRIPTION OF WARRANTS........................................................5
PLAN OF DISTRIBUTION...........................................................6
PRINCIPAL SHAREHOLDER AND SELLING SECURITY HOLDER..............................7
LEGAL MATTERS..................................................................8
EXPERTS........................................................................8

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, Fidelity may, from time to time, sell any combination of the offered Securities described in this prospectus in one or more offerings up to 14,764,958 shares of Common Stock and up to 2,539,842 Warrants. Please carefully read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in the regional office of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:/www.sec.gov. Our Common Stock is listed on the Nasdaq National Market under the Symbol "PTMK."

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring you to these filed documents. Any information referenced this way is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus will be deemed to update and supersede this information automatically, as described in more detail below.

         We incorporate by reference the following document previously filed by us with the SEC:

                  (i) Annual Report on Form 10-K for the year ended February 3, 2001 filed on May 3, 2001.

         In addition to the document listed above, we incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended until Fidelity sells all of its securities covered by this prospectus.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                              Pathmark Stores, Inc.
                                200 Milik Street
                           Carteret, New Jersey 07008
                                Tel: 732-499-3000

         You should rely only on the information incorporated by references or provided in this prospectus and we have not authorized anyone else to provide you with different information.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of such terms or other comparable terminology. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets; pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to control costs; results of our programs to increase sales; results of our programs to improve capital management; our ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs, effects of labor disputes and relations with union bargaining units representing our employees; opportunities or acquisitions that we pursue; the availability and terms of financing; changes in state or federal legislation or regulation and adverse determinations with respect to litigation or to other claims. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus, except as otherwise required by applicable law.

                                   THE COMPANY

         As of February 3, 2001, Pathmark operated 138 supermarkets in the New York, New Jersey and Philadelphia metropolitan areas. These areas are densely populated, diverse and contain over 10% of the population in the United States. All Pathmark supermarkets are located within 100 miles of our corporate offices in Carteret, New Jersey.

         The Company provides "one-stop" shopping with a wider assortment of foods and general merchandise than most other supermarkets, which allows the Company flexibility to respond to changing customer needs by varying and enhancing merchandise selection. Pathmark supermarkets average 52,500 total square feet in size and are significantly larger than the typical supermarket.

         Pathmark pioneered the development of the "Super Center" in the northeast, opening its first Super Center in 1977. Super Centers incorporate a service center, pharmacy and expanded non-foods into the supermarket. Pathmark is one of the leading fillers of prescriptions in our trade area with 131 in-store pharmacies. Pathmark also has 97 in-store bank branches.

         Additionally, the Company's stores are highly productive. The average Pathmark supermarket generated approximately $28.0 million in sales per unit, and its sales per selling square foot was $716 - both measures are among the highest in the industry.

         Pathmark Stores, Inc. was incorporated in Delaware in 1987 and is the successor by merger to a business established in 1966. Its principal executive offices are located at 200 Milik Street, Carteret, NJ 07008 (telephone: (732) 499-3000). Unless the context indicates otherwise, the terms "Company" and "Pathmark", as used in this report, mean Pathmark Stores, Inc. and its consolidated subsidiaries.

         On July 12, 2000 (the "Petition Date"), Pathmark and its then three parent entities, PTK Holdings, Inc. ("PTK"), Supermarkets General Holdings Corporation ("Holdings") and SMG-II Holdings Corporation ("SMG-II"), filed a prepackaged plan of reorganization (the "Plan of Reorganization") in the U.S. Bankruptcy Court in Delaware (the "Court"). As of the Plan Effective Date, as defined below, the Company was in arrears with respect to interest on its senior subordinated notes in the amount of $37.6 million, on its subordinated notes in the amount of $13.4 million, on its subordinated debentures in the amount of $6.9 million, and on its junior subordinated notes in the amount of $16.9 million (collectively the "Subordinated Debt"). During the pendency of the bankruptcy case, the Company continued to manage its affairs and operate its business as a debtor-in-possession. On September 7, 2000, the Court entered an order confirming the Plan of Reorganization, which became effective on September 19, 2000 (the "Plan Effective Date"), at which time the Company formally exited Chapter 11. As part of the Plan of Reorganization, all Subordinated Debt in the amount of approximately $1 billion was canceled and the holders of such Subordinated Debt received 100% of the outstanding common stock of the reorganized Company (the "Common Stock") and warrants to purchase an additional 15% of the Common Stock (the "Warrants"). Additionally, as part of the Plan of Reorganization, (a) PTK merged with Pathmark, with Pathmark being the surviving entity; (b) immediately thereafter Holdings merged with Pathmark, with Pathmark being the surviving entity; and (c) immediately thereafter, SMG-II merged with Pathmark, with Pathmark being the surviving entity, on the Plan Effective Date.

         On the Plan Effective Date, the Company entered into a credit agreement with a group of lenders led by The Chase Manhattan Bank (the "Exit Facility"). The Exit Facility includes a $425.0 million term loan (the "Term Loan") and a $175.0 million working capital facility (the "Working Capital Facility"). The Exit Facility bears interest at floating rates, ranging from LIBOR plus 3% to LIBOR plus 4%. The Company is required to repay a portion of its borrowing under the Term Loan each year, so as to retire such indebtedness in its entirety by July 15, 2007. Under the Working Capital Facility, which expires on July 15, 2005, the Company can borrow an amount up to $175.0 million, including a maximum of $125.0 million in letters of credit. As of February 3, 2001, $421.4 million was outstanding under the Exit Facility.

         The Exit Facility was used to repay in full the former bank credit agreement and the debtor-in-possession revolving credit agreement the Company had entered into in support of the Plan of Reorganization (the "DIP Facility") and will be used to provide liquidity for the Company's operations going forward.

         On March 3, 2001, the Company purchased six former Grand Union supermarkets from C&S Wholesale Grocers, Inc. ("C&S") for $15.2 million, excluding merchandise inventory.

                                  RISK FACTORS

                                  INTRODUCTION

         Your investment in the Securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this prospectus, before you decide to buy any Securities described in this prospectus.

Risks Relating to the Company

Competition

         The supermarket business is highly competitive and is characterized by high inventory turnover and narrow profit margins. As a result, the Company's results of operations are sensitive to, and may be materially adversely impacted by, among other things, competitive pricing and promotional pressures, increasing interest rates and food price deflation. The Company's competitors are national and regional supermarkets, "warehouse" and "club" stores, drug stores, convenience stores, discount merchandisers and other local retailers in the market areas served. Competition with these outlets is based on price, sales promotions, quality and assortment, store location and format, advertising, hours of operation and store appeal. Some of these competitors may have greater financial resources and lower merchandise acquisition cost than Pathmark and there can be no assurance that Pathmark will be able to compete successfully in the future.

Store Expansion

         A key to the Company's business strategy has been, and will continue to be, the expansion of total selling square footage of its operations. Although the Company expects cash flows generated from operations, supplemented by the unused borrowing capacity under its Exit Facility and the availability of capital lease financing, will be sufficient to fund its capital expansion program, there can be no assurance that sufficient funds will be available for the capital expansion program. In addition, the greater financial resources of some of our competitors against whom we vie for real estate sites could adversely affect our ability to open new stores. The inability to add new stores and increase the selling area of existing stores could adversely affect the Company's business and its ability to compete successfully.

Our Business Depends on a Limited Number of Key Personnel, the Loss of Whom Could Adversely Affect Us

         Some of our senior executives are important to our success because they have been instrumental in identifying business opportunities and operating our business. If these members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Risks Related to Geographic Concentration

         The Company is mainly concentrated in the metropolitan areas of New York, New Jersey and Philadelphia. Competition from other grocery store chains, "warehouse" and "club" stores, convenience stores, discount merchandisers and other local retailers, changes in consumer preferences, or a general economic downturn in the region may adversely affect our sales which may lead to lower earnings or losses. This may also adversely affect the Company's future growth and expansion. Further, since the Company is concentrated in the densely populated metropolitan areas, future store expansion may be limited, which may adversely affect our future earnings.

Anti-Takeover Provisions

         The Company is authorized to issue up to 5,000,000 shares of preferred stock (the "Preferred Stock") which it may use for any purpose. The Company has also established certain advance notice procedures for nominating candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. Such an issuance of Preferred Stock and advance notice procedures could potentially make it more difficult for a third party to acquire control of the Company, even if such change in control would be beneficial to the Company.

Competitive Labor Market; Increasing Labor Costs

         The Company's continued success depends on its ability to attract and retain qualified personnel. The Company competes with other businesses in its markets with respect to attracting and retaining qualified employees. The labor market is currently very tight and the Company expects the tight labor market to continue. A shortage of qualified employees may require the Company to enhance its wage and benefits package in order to compete effectively in the hiring and retention of qualified employees. No assurance can be given that the Company's labor costs will not continue to increase, or that such increases can be recovered. Any significant failure of the Company to attract and retain qualified employees, to control its labor costs, or to recover any increased labor costs through increased prices could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Conflict of Interest

         Fidelity is the majority shareholder of the Company and is in a position to control and influence management decisions. The aims and interests of Fidelity and the Company may not always be identical and may in cases lead to a conflict of interest which may be detrimental to the Company's long term interests, growth or earnings.

Factors Affecting the Value of the Securities

Dividend Policies

         We do not anticipate that any dividends will be paid on our Common Stock in the foreseeable future. In addition, the covenants in the Exit Facility limit our ability to pay dividends. Certain institutional investors may only invest in dividend-paying equity Securities or may operate under other restrictions which may prohibit their ability to invest in our Common Stock.

                                 USE OF PROCEEDS

         Fidelity will receive all of the proceeds from the sale of our Securities. We will not receive any proceeds from the sale of these Securities. The Company will receive the proceeds from the Exercise Price of the Warrants, if any.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, (the Board of Directors is authorized to issued preferred stock in one or more classes or series and fix, for such classes powers, preferences and rights) par value $0.01 per share. As of February 3, 2001, 30,098,510 shares of Common Stock are issued and outstanding and no Preferred Stock is issued and outstanding.

      Common Stock

         The holders of our Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders.

         The holders of Common Stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board of Directors.

         The holders of Common Stock shall share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holder of all series of outstanding Preferred Stock have received their liquidation preferences in full.

         The holders of the Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of our Common Stock are fully paid and nonassessable.

         The transfer agent and registrar for our Common Stock is Mellon Investor Services LLC.

         Our Board of Directors has the authority, under our Articles of Incorporation, to classify or reclassify any unissued Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

      Preferred Stock

         Our Board of Directors is authorized by our amended and restated certificate of incorporation to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more classes or series, and to fix for any such class or series the voting powers (if any) and the designations, preferences, rights, qualifications and limitations or restrictions of such class or series as expressly stated in the resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the Delaware General Corporation Law.

                             DESCRIPTION OF WARRANTS

         We have issued separately, Warrants to purchase shares of our Common Stock. The Company has entered into the Warrant Agreement with Mellon Investor Services LLC, acting as Warrant agent, dated September 19, 2000. The Agreement entitles the holders to purchase 5,294,118 shares of Common Stock at the Exercise Price based on a reorganization value of the Company of $1.3 billion. Each Warrant represents the right of a holder to purchase one share of Common Stock of the Company upon its exercise of its Warrants. This is a summary of the provisions of the Warrant Agreement and is not complete. It does not describe some exceptions and qualifications contained in the Warrant Agreement or the certificates representing the Warrants. If you would like more information on the provisions of the agreement, you should review the form of agreement, which we have filed as an exhibit to this registration statement for the Securities.

      Exercise of Warrants

         Each Warrant entitles its holder to purchase for cash a number of shares of Common Stock at the Exercise Price as adjusted in accordance with the terms of the Warrant Agreement. Holders may exercise their Warrants at any time up to the close of business (until 5:00 pm, New York City time) on the expiration date on September 19, 2010, after which time any unexercised Warrants will become void and all rights under the Warrant Agreement shall cease as of such time.

         Under the terms of the Warrant Agreement, the Exercise Price may be adjusted in the event that the Company pays a dividend or makes a distribution on its shares of Common Stock in shares of Common Stock or other shares of capital stock, subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or increases or decreases the number of shares of Common Stock outstanding by reclassification of its shares of Common Stock, so that, after giving effect to such adjustment, the holder of each Warrant shall be entitled to receive the number of shares of Common Stock or other shares of capital stock upon exercise that such holder would have or have been entitled to receive had such Warrants been exercised immediately upon the happening of the events described above.

         In case of any cash dividend or other distribution, the number of Warrant Shares purchased upon the exercise each Warrant shall be increased in accordance with a formula set forth in the Warrant Agreement which ensures that the economic value of each Warrant will not be reduced in any such event.

         Upon receipt of the Exercise Price and the Warrant certificate properly completed and executed, the Company shall issue shares of Common Stock purchased upon such exercise. The Company shall not issue fractional Warrant shares on the exercise of Warrants, and instead, at its option, pay an amount in cash equal to current market value of one Warrant share on the business day immediately preceding the date the Warrant is exercised, multiplied by such fraction, computed to the nearest whole U.S. dollar.

                              PLAN OF DISTRIBUTION

         Certain of the Securities offered herein are being offered pursuant to this prospectus because the selling shareholders may be deemed to be affiliates of Pathmark, and accordingly ineligible to utilize the exemption from the registration requirements of the Securities Act contained in Section 1145 of the United States Bankruptcy Code.

         We will not receive any of the proceeds from the offering of the Securities by the selling shareholders. The Securities may be sold from time to time:

         o        directly by any Selling Shareholder to one or more purchasers;

         o        to or through underwriters, brokers or dealers;

         o        through agents on a best-efforts basis or otherwise; or

         o        through a combination of such methods of sale.

         If the Securities are sold through underwriters, brokers or dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agents' commission.

The Securities may be sold:

         o in one or more transactions at a fixed price or prices, which may be changed;

         o at prevailing market prices at the time of sale or at prices related to such prevailing prices;

         o        at varying prices determined at the time of sale; or

         o        at negotiated prices.

Such sales may be effected in transactions (which may involve crosses or block transactions):

         o on any national Securities exchange or quotation service on which the notes or shares of Common Stock may be listed or quoted at the time of sale;

         o        in the over-the-counter market;

         o in transactions otherwise than on such exchanges or service or in the over-the-counter market; or

         o        through the writing of options.

In connection with sales of the Securities or otherwise, any selling security holder may:

         o enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the Securities in the course of hedging the positions they assume.

         A Selling Shareholder may pledge or grant a security interest in some or all of the Securities owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus. The selling shareholders may also transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of this prospectus.

         Upon any sale of the Securities offered hereby, the selling shareholders, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act, in which event any discount, concession or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales on the Securities by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will not receive any of the proceeds from the sale by the

Selling Shareholder of the Securities offered hereby. See the above section of this prospectus entitled "Use of Proceeds." The Company has agreed to pay all expenses in connection with the registration and sale of the Securities other than commissions and discounts. Underwriters, broker-dealers and agents may be entitled, under agreements entered into with the Company or the selling shareholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

         In addition, any Securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any Selling Security Holder will sell any or all of the Securities herein, and any Selling Shareholder may transfer, devise or gift such Securities by other means not described herein.

         At the time a particular offer to Securities is made, to the extent required, a prospectus supplement will be distributed which will set forth the aggregate amount of Securities being offered and the terms of the offering, including shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or selling agents, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, broker-dealers or selling agents.


                PRINCIPAL SHAREHOLDER AND SELLING SECURITY HOLDER

         As of May 25, 2001, we had 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock authorized out of which 30,098,510 shares of Common Stock are issued and outstanding and no Preferred Stock is issued and outstanding. When we issued our Common Stock to our financial creditors, including Fidelity, in connection with our reorganization, these shares were not registered under the Securities Act. Persons acquiring such shares from Fidelity after the registration statement that includes this prospectus has become effective will receive shares of Common Stock that are registered under the Securities Act.

         In the following table, we disclose certain information concerning the ownership of our shares of Common Stock as of May 25, 2001. The table discloses each shareholder that we know to own more than 5% of any class of our ordinary shares. Information about each Selling Shareholder has been provided by each Selling Shareholder.


Selling Security Holders:
                                                                                                                      Shares of
                                                                                                                    Common Stock &
                                                  Shares Owned Prior to Offering     Warrants Owned Prior to        Warrants After
                                                  ------------------------------     ------------------------       Completion
Fund Name                                                                                                           of Offering
---------                                             Number        Percentage       Number        Percentage       -------------
                                                      ------        ----------       ------        ----------
Fidelity Advisor Series I:
Fidelity Advisor Balanced Fund**                       9,537            *                   0           0              *****

Variable Insurance Products Fund:
High Income Portfolio**                              328,657           1.0                  0           0              *****

Fidelity Management Trust Company on behalf of
accounts managed by it****                            58,543            *               7,515           0              *****

Fidelity Summer Street Trust:
Fidelity Capital & Income Fund**                   3,757,580           12.5           762,628          2.5             *****

Fidelity Fixed-Income Trust:
Fidelity High Income Fund**                          813,692           2.7            548,674          1.8             *****

Illinois Municipal Retirement Fund
Master Trust***                                      140,146            *             135,109           *              *****


Fidelity Advisor Series II:
Fidelity Advisor High Yield Fund**                 2,669,376           8.9            747,828          2.5             *****

Pension Investment Committee of General Motors
for General Motors Employees Domestic Group
Pension Trust***                                     390,434           1.3            132,892           *              *****

Pension Reserves Investment   Management
Trust***                                              70,600            *              65,440           *              *****
                                                  -------------     ---------       -----------     ---------        ---------
Total                                             8,238,565(1)        26.4         2,400,086(1)       6.8             *****
                                                  ============        ====         ============       ===             =====


*        Less than one percent

** The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity. Fidelity is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. Fidelity is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. These holdings are as of May 25, 2001.

*** Shares indicated as owned by such entity directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as a trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. These holdings are as of May 25, 2001.

**** This entity is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited (FICL). FICL is advised by Fidelity. These holdings are as of May 25, 2001.

***** Because the Selling Holders may offer all or some portion of the above referenced security pursuant to this Prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the Selling Holders upon termination of any such sale. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since September 19, 2000 in transactions exempt from the registration requirements of the Securities Act of 1933. The Selling Holders may sell all, part or none of the securities listed above.

         None of the Selling Holders listed above has, or within the past three years has had, any position, office or other material relationship with Pathmark or any of its predecessors or affiliates.

         (1) Rounding off of shares owned by different Fidelity Funds has resulted in a discrepancy of 22 shares and 7 warrants as such the totals as per tables are 12,225,094 for shares and 2,539,835 for the warrants and we are actually registering 12,225,116 shares and 2,539,842 warrants.

                                  LEGAL MATTERS

         The validity of the Securities offered hereby will be passed upon for us by Shearman & Sterling, which from time to time acts as counsel for us and our subsidiaries.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              Pathmark Stores, Inc.


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following are the expenses in connection with the issuance and distribution of the Securities being registered, other than underwriting fees and commissions. All such expenses other than the Securities and Exchange Commission registration fee and National Association of Securities Dealers, Inc. filing fee are estimates.

Securities and Exchange Commission Registration Fee                    $ 72,888*
National Association of Securities Dealers, Inc. Filing Fee               8,875*
Nasdaq National Market Listing Fee                                       94,000*
Accounting Fees and Expenses                                             20,000
Legal Fees                                                               50,000
                                                                       --------
                                                     Total             $245,763
                                                                       ========
---------------
* Expenses as reflected in the registration statement filed on September 28, 2000.


Item 15.  Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). The registrant's Amended and Restated Certificate of Incorporation and Bylaws also provide that the registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 16.  Exhibits



Exhibit
Number        Description of Exhibit
-------       ----------------------
 *2.1         Plan of Reorganization
 *4.1         Form of Registrant's Common Stock Certificate
 *4.2         Registration Rights Agreement
 *4.3         Warrant Agreement
  5.1         Opinion of Shearman & Sterling
 23.1         Consent of Deloitte & Touche LLP, Independent Auditors

---------------
* Previously Filed.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of Securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 of Part II, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public

                              Pathmark Stores, Inc.

policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              Pathmark Stores, Inc.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carteret, State of New Jersey, on May 31, 2001.

                                PATHMARK STORES, INC.
                                (registrant)


                                By:  /s/  James L. Donald
                                  -------------------------------------------
                                  Name:  James L. Donald
                                  Title: Chairman of the Board, President and
                                         Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Signatures                                        Title                          Date
         ----------                                        -----                          ----

             *                                            Director                    May 31, 2001
------------------------------------
William J. Begley


             *                                            Director                    May 31, 2001
------------------------------------
Daniel H. Fitzgerald




/s/ James L. Donald                           Director, Chairman, President and       May 31, 2001
------------------------------------               Chief Executive Officer
James L. Donald                                 (Principal Executive Officer)



             *                                            Director                    May 31, 2001
------------------------------------
Eugene M. Freedman



             *                                            Director                    May 31, 2001
------------------------------------
Robert G. Miller



/s/ Frank G. Vitrano                    Director, Executive Vice President and Chief  May 31, 2001
------------------------------------                  Financial Officer
Frank G. Vitrano                                (Principal Financial Officer)




             *                                            Director                    May 31, 2001
------------------------------------
Steven L. Volla



/s/ Joseph W. Adelhardt                     Senior Vice President and Controller      May 31, 2001
------------------------------------           (Principal Accounting Officer)
Joseph W. Adelhardt




*By: /s/  Marc A. Strassler                     Attorney-in-fact                      May 31, 2001
------------------------------------
          Marc A. Strassler

Exhibit
Number        Description of Exhibit
-------       ----------------------
 *2.1         Plan of Reorganization
 *4.1         Form of Registrant's Common Stock Certificate
 *4.2         Registration Rights Agreement
 *4.3         Warrant Agreement
  5.1         Opinion of Shearman & Sterling
 23.1         Consent of Deloitte & Touche LLP, Independent Auditors



---------------
* Previously Filed.